Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

Unaudited pro forma condensed combined balance sheet as of December 31, 2015	F-3

Unaudited pro forma condensed combined statement of continuing operations for the year ended December 31, 2015	F-4

Notes to unaudited pro forma condensed combined financial statements	F-5

ENERGY TRANSFER EQUITY, L.P.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The merger transactions included in these unaudited pro forma financial statements include (i) the proposed merger of Energy Transfer Corp LP (“ETC”) with The Williams Companies, Inc. (“WMB”) and (ii) ETC’s contribution to Energy Transfer Equity, L.P. (“ETE”) of substantially all of the WMB assets and liabilities that ETC assumes in its merger with WMB, in exchange for a number of Class E units to be issued by ETE.

The unaudited pro forma condensed combined statement of continuing operations for the fiscal year ended December 31, 2015 has been prepared to illustrate the estimated effects of the merger transactions as if the merger transactions were completed on January 1, 2015.

The unaudited pro forma condensed combined balance sheet as of December 31, 2015 has been prepared to illustrate the estimated effects of the merger transactions as if the merger transactions were completed on December 31, 2015.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what ETE’s financial position or results of operations actually would have been had the proposed merger transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of ETE.

The unaudited pro forma adjustments, which ETE believes are reasonable under the circumstances, are preliminary and are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results and valuations may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting under existing generally accepted accounting principles in the U.S. ETE has been treated as the acquirer in the combination for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. ETE intends to complete the valuations and other studies upon completion of the combination as soon as practicable within the measurement period in accordance with ASC 805, Business Combinations, but in no event later than one year following the closing date. The assets and liabilities of WMB have been measured based on various preliminary estimates using assumptions that ETE believes are reasonable based on information that is currently available. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Differences between these preliminary estimates and the final accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operation and financial position.

In addition, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the completion of the merger transactions, the costs to integrate the operations of ETE, ETE’s subsidiaries and WMB or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements and related notes of ETE and the historical consolidated financial statements and related notes of WMB.

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2015

(in millions)

	ETE Historical	WMB Historical	WMB Pro Forma Adjustments		ETE Pro Forma for Merger
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$606	$100	$—		$706
Accounts receivable, net	2,519	1,041	(5)	a	3,555
Inventories	1,636	127	—		1,763
Other current assets	649	259	—		908

Total current assets	5,410	1,527	(5)		6,932
PROPERTY, PLANT AND EQUIPMENT, net	48,683	29,579	(4,128)	b	74,134
ADVANCES TO AND INVESTMENTS IN UNCONSOLIDATED AFFILIATES	3,462	7,336	2,369	b	13,167
GOODWILL	7,473	47	15,412	b	22,932
INTANGIBLE ASSETS, net	5,431	9,970	1,383	b	16,784
OTHER NON-CURRENT ASSETS, net	730	561	—		1,291

Total assets	$71,189	$49,020	$15,031		$135,240

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,302	$744	$(5)	a	$3,041
Accrued and other current liabilities	2,477	1,078	—		3,555
Commercial paper	—	499	—		499
Current maturities of long-term debt	131	176	—		307

Total current liabilities	4,910	2,497	(5)		7,402
LONG-TERM DEBT, less current maturities	36,837	23,812	5,992	c	62,260
			(4,381)	b
DEFERRED INCOME TAXES	4,590	4,218	(4,099)	b	4,709
OTHER NON-CURRENT LIABILITIES	1,206	2,268	—		3,474
COMMITMENTS AND CONTINGENCIES
REDEEMABLE NONCONTROLLING INTEREST	15	—	—		15
PREFERRED UNITS OF SUBSIDIARY	33	—	—		33
EQUITY:
Stockholders’ equity	—	6,590	(6,590)	c	—
Partners’ capital	(932)	—	25,062	c	24,130
Accumulated other comprehensive loss	—	(442)	442	b	—

Total partners’ capital and stockholders’ equity	(932)	6,148	18,914		24,130
Noncontrolling interest	24,530	10,077	(1,390)	b	33,217

Total equity	23,598	16,225	17,524		57,347

Total liabilities and equity	$71,189	$49,020	$15,031		$135,240

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENERGY TRANSFER EQUITY, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF CONTINUING OPERATIONS

For the Year Ended December 31, 2015

(in millions, except per unit data)

	ETE Historical	WMB Historical	WMB Pro Forma Adjustments		ETE Pro Forma for Merger
REVENUES	$42,126	$7,360	$(28)	a	$49,458
COSTS AND EXPENSES:
Cost of products sold	34,009	1,779	(28)	a	35,760
Operating expenses	2,661	1,655	—		4,316
Depreciation, depletion and amortization	2,079	1,738	(154)	d	3,663
Selling, general and administrative	639	741	—		1,380
Impairment losses	339	1,307	—		1,646
Other	—	(86)			(86)

Total costs and expenses	39,727	7,134	(182)		46,679

OPERATING INCOME	2,399	226	154		2,779
OTHER INCOME (EXPENSE):
Interest expense, net of interest capitalized	(1,643)	(1,044)	(330)	e	(3,017)
Equity in earnings of unconsolidated affiliates	276	335	(151)	d	460
Impairment of equity method investments	—	(1,359)	—		(1,359)
Gains (losses) on interest rate derivatives	(18)	—	—		(18)
Other, net	(21)	129	—		108

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	993	(1,713)	(327)		(1,047)
Income tax expense (benefit) from continuing operations	(100)	(399)	400	f	(99)

INCOME (LOSS) FROM CONTINUING OPERATIONS	$1,093	$(1,314)	$(727)		$(948)

LOSS FROM CONTINUING OPERATIONS PER COMMON UNIT AND CLASS E UNIT - Basic and Diluted:					$(0.14)	g

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENERGY TRANSFER EQUITY, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Tabular dollar and share/unit amounts, except per share/unit data, are in millions)

a.	To eliminate intercompany balances and transactions between ETE and WMB.

b.	To record the impacts of applying the purchase method of accounting to the merger transactions. These pro forma adjustments are based on management’s preliminary estimates, which may change prior to the completion of the final valuation. The calculation of the estimated purchase price or the estimated fair values ultimately recorded for assets (including goodwill) and liabilities may differ materially from those reflected in the unaudited pro forma condensed consolidated balance sheet, and any such changes could cause our actual results to differ materially from those presented in the unaudited pro forma condensed consolidated statements of operations.

In addition, goodwill may also be impacted by changes in WMB’s number of outstanding shares and changes in the trading price of ETE’s common units, as such changes would impact the fair value of the total consideration to be paid. An increase or decrease of $1 in the trading price of ETE’s common units would result in a corresponding increase or decrease in goodwill of approximately $1.14 billion.

The following table summarizes the assumed allocation of the purchase price among the assets acquired and liabilities assumed:

Current assets	$1,527
Property, plant and equipment	25,451
Advances to and investment in unconsolidated affiliates	9,705
Goodwill	15,459
Intangible assets	11,353
Other non-current assets	561

64,056

Current liabilities	2,497
Long-term debt, less current maturities	19,431
Deferred income taxes	119
Other non-current liabilities	2,268
Noncontrolling interest	8,687

33,002

Net assets to be recorded by ETE	31,054
Additional deferred taxes recorded by ETC	9,343

Total consideration (see note c. below)	$21,711

Deferred income taxes related to purchase accounting adjustments are based on an assumed rate of 37%.

The pro forma adjustment to noncontrolling interest is based on the trading price of Williams Partners L.P.’s (“WPZ”) common units multiplied by the number of WPZ’s outstanding common units, excluding the WPZ common units owned by WMB.

c.	The following is a preliminary estimate of the cash consideration to be paid in the merger transactions, which will be funded from a 364-day secured term loan facility:

Total WMB shares assumed to convert to ETC shares	749
Cash consideration per WMB share	$8

$5,992

The following is a preliminary estimate of the equity consideration to be paid in the merger transactions:

Total WMB shares assumed to convert to ETC shares	749
WMB share conversion rate	1.5274

ETC shares assumed to be issued	1,144
ETE closing price as of December 31, 2015	$13.74

Assumed fair value of equity consideration	15,719
Assumed cash consideration	5,992

Total Consideration	$21,711

d.	To record incremental depreciation and amortization expense related to estimated fair values recorded in purchase accounting. Depreciation expense is estimated based on a weighted average useful life of 35 years. Amortization is based on a weighted average useful life of 30 years for intangible assets, as well as the excess fair value related to investments in unconsolidated affiliates.

e.	To record interest expense at ETE’s actual rate of 5.5% from borrowings of approximately $5.99 billion in connection with the merger transactions.

f.	To reverse income tax expense recorded on WMB’s historical financial statements, except for estimated amounts related to WMB’s consolidated subsidiaries.

g.	Pro forma income from continuing operations per ETE common unit and Class E unit is calculated as follows:

Year Ended December 31, 2015
Income from continuing operations	$(948)
Less: Income from continuing operations attributable to noncontrolling interest in ETP and Sunoco LP	96
Less: Income from continuing operations attributable to noncontrolling interest in WPZ	(743)
Less: General Partner’s interest in net income	3
Less: Class D Unitholder’s interest in net income	3

Income attributable to ETE limited partners	$(307)

Assumed weighted average number of ETE common and Class E units	2,214
Income from continuing operations per common unit and Class E Unit - basic and diluted	$(0.14)